Exhibit (a)(10)
Press Release

FOR IMMEDIATE RELEASE For additional information: Jim Gorman 212.454.2278, Media Jon Diorio 800.349.4281, Investors
DWS GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES
FINAL RESULTS OF TENDER OFFER
     NEW YORK, NY, February 6, 2007 — DWS Global Commodities Stock Fund, Inc. (NYSE:GCS) announced today that, in accordance with its tender offer for up to 5% of its issued and outstanding shares of common stock, which expired on January 31, 2007, the Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 1,171,987 properly tendered shares at a price per share equal to 98% of the net asset value as of the close of the regular trading session on the New York Stock Exchange on February 1, 2007. Approximately 14,091,218 shares of common stock, or approximately 60% of the Fund’s common stock outstanding, were tendered through the stated expiration date. Under the final pro-ration calculation, 8.31717% of the tendered shares were properly tendered and accepted for payments. The shares accepted for tender will receive cash at a repurchase offer price of $17.445 which is equal to 98% of the Fund’s net asset value on February 1, 2007.
DWS Global Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes. The investment objective of the fund is capital appreciation with total return as a secondary objective.
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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer was made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The documents are available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Purchase shares was made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction’s laws.

DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. Copyright © 2007 DWS Scudder Distributors, Inc.
(MARS 48607 2/07)

Investments in funds involve risks. Because the fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the fund’s performance. The commodity-linked structured notes and futures contracts in which the fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. Copyright © 2007 DWS Scudder Distributors, Inc.
(MARS 48607 2/07)